EXHIBIT 99.1

Standard Lithium Reports First Quarter 2026 Results

  Signed First Binding Customer Offtake Agreement with Trafigura
  Achieved Major Operational Milestones at Demonstration Plant Highlighted by 1 Million Barrels of Processed Smackover Brine and 15,000 DLE Cycles over 6 Years
  Remains On Track for a Final Investment Decision and Beginning Construction at the South West Arkansas Project (the “SWA Project”) in 2026

VANCOUVER, British Columbia, May 11, 2026 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI), a leading near-commercial lithium company, today announced its financial and operating results for the three-month period ended March 31, 2026.

“We had an active first quarter and year to date as we continue to advance important milestones and deliverables for the Company,” said David Park, Chief Executive Officer and Director of Standard Lithium. “We signed our first binding commercial offtake agreement with Trafigura, covering over 40% of total targeted offtake commitments for the SWA Project. We also achieved major operational milestones at our Demonstration Plant in Arkansas, which has been critical in supporting the scalability and de-risking of our selected process technology, and strengthening our first mover advantage in the Smackover Formation.”

“We have been working diligently to advance the remaining workstreams required prior to a Final Investment Decision and have made meaningful progress on all fronts. We will provide updates as we conclude this work and our plan for 2026 remains to approve FID and begin construction at the SWA Project. We will also look to continue to improve the definition of our position and expand our leasehold footprint in East Texas.”

Highlights Subsequent to the Three-Month Period Ended March 31, 2026

All amounts are in US dollars unless otherwise indicated.

  Standard Lithium Reaches Major Operational Milestones at Arkansas Demonstration Plant
  Reached three significant milestones at the Company’s large-scale Demonstration Plant: 1 million barrels of real brine processed and pumped in real-time from the Smackover Formation, over 15,000 Direct Lithium Extraction (“DLE”) cycles completed, demonstrating the fundamental performance targets for the core process technology to be used at the SWA Project, and roughly 340,000 man hours over six years of operating with zero incidents, underscoring Standard Lithium’s strong commitment to operational safety and best practices. The demonstration plant will continue to serve as a critical platform for process flowsheet optimization, operational data collection, engineering design input and employee training.

Highlights From Three-Month Period Ended March 31, 2026

  Smackover Lithium Signs First Binding Customer Offtake Agreement for the SWA Project
  Announced the signing of an offtake agreement with Trafigura Trading LLC (“Trafigura”), a global commodities market leader with an established presence across battery metals, including lithium. Smackover Lithium, the partnership between Standard Lithium and Equinor developing the SWA Project, will supply Trafigura with 8,000 metric tonnes per year of battery-quality lithium carbonate over a 10-year period, beginning at the start of commercial production.
  Standard Lithium Bolsters National Security Focus by Adding Expert Critical Minerals and Defense Advisors
  Engaged The Walsh Group, LLC, led by Lieutenant General Robert S. Walsh, USMC (Ret.) and Global Mineral Strategies, led by Mr. Gary Stanley, as strategic advisors. This engagement will strengthen the Company’s interaction with federal stakeholders and policymakers as it continues discussions with the U.S. Administration and related federal agencies regarding the development of secure domestic lithium supply chains.
  Cash and working capital of $141.0 million and $139.5 million, respectively, as of March 31, 2026.
  The Company has no term or revolving debt obligations as of March 31, 2026.

SWA Project Final Investment Decision

The four primary deliverables to be completed prior to taking FID at the SWA Project are executing the engineering, procurement, construction and commissioning (EPCC) and the engineering, procurement and construction management (EPCM) contracts, receiving National Environmental Policy Act (NEPA) approval from federal regulators, finalizing customer offtakes and closing project financing.

Smackover Lithium continues to make meaningful progress. The partnership expects to complete the construction vendor contracting and environmental review in the second quarter, and to reach agreement on all remaining advanced offtake negotiations by the third quarter, which will help to finalize the size and structure of the SWA Project debt. This anticipated timeline would put the SWA Project in a position to take FID and begin construction in 2026, and to achieve first commercial production in 2029.

Three-Month Period Ended March 31, 2026 Webcast

The Company will hold a webcast to discuss its three-month period ended March 31, 2026 later today, Monday, May 11th at 4:30 p.m. ET. Live access as well as a replay will be available via webcast.

Webcast Details
Standard Lithium Q1 2026 Earnings Call and Webcast
May 11, 2026 4:30 p.m. Eastern Time (USA and Canada)

Attendee Webcast Link: https://events.q4inc.com/attendee/327328034

Consolidated Financial Statements

This news release should be read in conjunction with the Company’s Consolidated Financial Statements and MD&A for the three-month period ended March 31, 2026, which are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin project.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Visit the Company’s website at www.standardlithium.com for more information.

Department of Energy Acknowledgement

This material is based upon work supported by the U.S. Department of Energy's Office of Critical Minerals and Energy Innovation under award Number DE-MS-0000099.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “contemplate”, “target”, “plan”, “forecast”, “may”, “could”, “will”, “would”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the cost and timing of any development of the SWA Project, expected attributes of the SWA Project, regulatory or government requirements or approvals, continued exploration of the Franklin project, the anticipated timing of FID, construction of, and production at, the SWA Project, the size and quality of the Franklin Project brine position, future expansion phases, the timing and ability to complete vendor contracts, environmental assessments, additional offtake agreements, SWA Project debt agreements and engineering, procurement, construction and commissioning agreements, the timing and receipt of NEPA approval, the ability of the Company’s new advisors to strengthen its interaction with federal stakeholders and policymakers, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.